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OUR MISSION IS TO CREATE 100,000 MILLIONAIRES OF COLOR BY 2030.

A raging global wealth gap has crippled a generation, leaving a trail of broken communities, homes and legacies.

It is OUR mission to educate, empower and do our part to contribute to the economic healing of marginalized people worldwide.

Led by Philip Michael and Martin Braithwaite, since 2020 NYCE has reached over 200M people worldwide, acquired over $263M of community wealth and built a financial education academy for our TRIBE.




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MAKE IT BLACK

FC Barcelona star and business partner want to create 100,000 Black millionaires through real estate investing

Published Thu, Jul 2 2020•12:01 PM EDT

Jabari Young
@JABARIJYOUNG

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CNBC



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Premium HOME > FINANCE

This real-estate influencer just closed on nearly $500 million in property deals with apartment developer LYND. Here's how it fits into a plan to create 100,000 millionaires of color by 2030.

Alex Nicoll 2 hours ago

BUSINESS INSIDER



Back m Sport

REVEALED: Martin Braithwaite is now Barcelona's RICHEST player (despite only having the joint-14th highest salary in the squad)... with Denmark striker's US property business - which he bought for £617k - now worth a huge £181M!

By Kishan Vaghela For Mailonline
Updated at 10:02 am on 9 July 2021

Rakuten

DAILY MAIL



Forbes
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💥💸@MartinBraith, new member of the List @Forbes_es thanks to the company he created with his uncle @philip_michael

💰🇺🇸 The Danish invested in the United States real estate market with a family business valued at up to 250 million

cope.es
Braithwaite, nuevo integrante de la Lista Forbes gracias a la empresa que creó junto a..

FORBES TWEET

NYCE, BY THE NUMBERS: REACH


THE STORY OF
MARTIN
BRAITHWAITE
EP 1 - EURO2020
4

"THE MOST WATCHED PROJECT WE'VE EVER DONE."

— 433*

**The Story of Martin Braithwaite, feat. NYCE founders Martin Braithwaite and Philip Michael hit over 135 million impressions.*

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1 M
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13
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5.7M
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Reader. Husband. Father. Athlete.
@fcbarcelona
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688.2K
4.9M
871.3K
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593.3K
705.3K
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Rehab day 78
Rehab day 77


460 k
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433
Paid partnership with luckymetaldotcom
The story of Martin Braithwaite: EP.2
Footballer by day, businessman by night. ... more
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THE STORY OF MARTIN BRAITHWAITE
181 k
851
The Story of Braithwaite
433
Paid partnership with luckymetaldotcom
The Story of Martin Braithwaite: EP. 1
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NYCE, BY THE NUMBERS

4.7 MILLION	**7**	**4%+**
FOLLOWERS	VERIFIED ACCOUNTS	ENGAGEMENT RATE
200M+	**1.44 MILLION**	**1.54 MILLION**
IMPRESSIONS IN 2021	VIEW PER TIKTOK	VIEWS PER INSTAGRAM REEL

TOTAL AUDIENCE | 6.5 MILLION FOLLOWERS

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braithwaiteofficial
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Martin Braithwaite
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MARTIN BRAITHWAITE

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6 M Followers
352 Following
Tony Robbins
Public figure
The Nation's #1 Life & Business Strategist
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My NEW BOOK - LIFE FORCE - is here!
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0.75% IG Engagement
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Text me 1-212-931-5731
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GARY VEE

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